EMX ROYALTY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

SIX MONTHS ENDED JUNE 30, 2020

GENERAL

This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", "EMX") has been prepared based on information known to management as of August 11, 2020.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Company for the six months ended June 30, 2020 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

COMPANY OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's portfolio mainly consists of properties in North America, Europe, Turkey, Australia, Chile, and Haiti. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX.

COMPANY STRATEGY

The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's seventeen year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition. EMX has been acquiring royalty property interests since 2012. The purchase of royalty interests allows EMX to acquire quality assets that range from producing mines to development projects. In conjunction with the potential acquisition of producing and pre-production royalties in the base and precious metals sectors, the Company will also consider other cash flowing opportunities including oil & gas royalties.
  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX is focused on increasing revenue streams from royalties, pre-production and other cash payments, and strategic investments. This approach provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2020

Financial Update

  EMX ended Q2 with a balance sheet including cash of $58,194,000, marketable securities, investments and loans receivable valued at $20,093,000, and no debt.
  EMX had revenue of $2,350,000 which includes royalty income, interest earned on cash balances, and other property income including income from the sale or option of property interests. Revenue increased by $1,276,000 from Q2 2019 principally related to an increase in option and other property income.
  Royalty generation costs totaled $4,765,000 of which the Company recovered $1,721,000 from partners. The net decrease of $1,174,000 compared to Q2 2019 principally relates to a decrease in drilling, technical and support cost in Australia. The Company has realized both a decrease in expenditures and costs recovered from partners who continue to navigate Covid-19 market impacts.
  General and administrative expenses totaled $1,454,000 which includes $783,000 in salaries and consultants, $215,000 in administrative costs, $263,000 in professional fees, and $124,000 in investor relations costs. The total general and administrative costs are comparable to Q2 2019 with an increase in salaries and consultants, and professional fees directly related to increased deal flow. Costs were also expected to increase as many of our costs are denominated and paid in USD which strengthened significantly against the CDN when compared to the comparative period.
  For the quarter, the Company had a net loss from operations of $3,932,000 and an after-tax net loss of $3,281,000. Other items affecting financial results in Q2 include $306,000 in depletion costs, share based payments of $1,448,000 and a foreign exchange adjustment of $2,124,000. The foreign exchange adjustment was a direct result of holding USD cash and net assets denominated in USD.

Operational Update

  In the U.S., the Company received provisional payments of approximately US$185,000 from the sale of 109 royalty gold ounces produced at the Leeville royalty property in Nevada's Northern Carlin Trend. At the Gold Bar South and Hardshell (covered as part of the Hermosa project) royalty properties, operators McEwen Mining and South32, respectively, continued with nearby exploration and mine development activities. In the southwestern U.S., base metals exploration programs funded by partner South32 were advanced, with field programs re-initiated. On the royalty generation front, EMX optioned three gold projects in Idaho for cash and share payments, work commitments during earn-in, and upon earn-in, royalty interests, annual advanced royalty payments, and milestone payments to EMX's benefit.
  EMX substantially grew the royalty and mineral property asset portfolio by purchasing 60 properties located in Canada's Superior Province. The new properties were purchased for C$3 million, and include 52 projects optioned to third parties, of which 39 include provisions for NSR royalty interests that range from 0.75% to 2.5%. The portfolio will generate cash flow to EMX from option cash payments of more than C$2.5 million over the next three and a half years, which will be supplemented by share-based payments.

  EMX has maintained an aggressive approach to gold exploration in Sweden, Norway, and Finland, and now has 17 precious metals focused royalty properties and projects comprising nearly 200,000 hectares in the region. EMX has also continued to acquire and progress exploration on a variety of base metal and "battery-metal" (nickel-copper-cobalt-gold-PGE) projects that further augment the Fennoscandian portfolio. The Company amended its option agreement with Sienna Resources to establish a two year option period whereby Sienna can acquire EMX's Kuusamo Ni-Cu-Co-PGE project in Finland in exchange for an NSR royalty, work commitments, and payments of cash and equity to EMX. The amendment also restructured the terms for the Slättberg Ni-Cu-Co-PGE project in southern Sweden.

  In Serbia, operator Zijin Mining continued construction at the Timok Upper Zone copper-gold project, which is covered by an NSR royalty held by EMX. Chinese mining contractor JCHX, through its Serbian subsidiary JCHX Kinsey Mining Construction doo Bor, is managing mine construction, with development of the ventilation shaft and main decline underway. Initial production from the Upper Zone is expected to be in mid-2021.

  In Turkey, the owner (Esan) of the Balya lead-zinc royalty property continued with infill resource definition drilling and mine development work during Q2, with construction of the spiral decline expected to commence in Q3.  The owner (Kar) of the Alanköy and Trab-23 gold-copper projects declared force majeure due to the Covid-19 pandemic.
  As a subsequent event, EMX provided a mid-year update on its strategic investment in the Rawhide gold-silver mining operation in Nevada. For the six months ending on June 30th, Rawhide Acquisition Holding LLC sold 11,159 ounces of gold and 85,034 ounces of silver for total revenue of approximately US$17.7 million.
  Q2 ended with EMX re-initiating field programs under rigorous Covid-19 related operating procedures and protocols.

OUTLOOK

EMX ended Q2 in a strong position,with working capital of $68,520,000, including $58,194,000 in cash. The Company substantially grew the portfolio during the quarter, which now totals over 200 royalty and mineral property assets on five continents. A majority of this growth came from the purchase of over 60 properties in productive mining camps of Ontario and Quebec, 52 of which are optioned for payments and royalty interests. This was a big step forward for the Company, establishing a significant presence in Canada, which is a premier jurisdiction for the exploration and mining industry. Further, based on option based cash and share payments, the deal is set to pay for itself in just over three years, with EMX retaining the optionality inherent to a portfolio of quality mineral property assets in prolific mining districts.

EMX also continued to grow the European and U.S.portfolios, while making new deals and working with current partners on existing projects. The Company added gold and battery metals projects in Fennoscandia, which has attracted strong industry interest. Several of EMX’s partner companies in Fennoscandia raised capital in Q2, and EMX has continued to bolster its holdings of equity interests in partner companies via anti-dilution mechanisms. In the western U.S., EMX was an early mover in recognizing the opportunities for gold projects in Idaho, and quickly staked and then optioned three projects for cash payments, work commitments, and royalty interests. EMX understands that real value is created in the field, and has adapted to the challenges of the Covid-19 pandemic by re-initiating field programs with Company policies that protect the health and well-being of our employees, consultants, and partners, as well as the members of the communities where we work.

EMX's diversified portfolio of assets and sources of cash flow have grown substantially through time. The Company continues to add new sources of revenues and income in the form of cash flowing royalty and advance royalty payments, milestone payments and other proceeds from sales of exploration projects, equity distributions from partner companies, and returns from strategic investments. The Company will continue to evaluate potential acquisitions of producing and pre-production royalties in the base and precious metals sectors, while also considering other cash flowing opportunities including oil and gas royalties. These varied sources of income all contribute to the bottom line of the Company and fund its administrative costs and royalty generation efforts around the world.

Further, the successful execution of this business model over the course of 17 years has provided the Company with the time necessary to let key, long standing royalty assets advance towards production. This patience is poised to pay off in 2021, with initial production from the Timok Upper Zone copper-gold project in Serbia, as well as revitalized and ramped up production from the Balya polymetallic project in Turkey. Management remains optimistic that patience will continue to pay off with the Leeville royalty, which generates ongoing cash flow and has substantial upside potential over the long run.

The Company remains on track with sustainable growth via royalty generation, royalty acquisition and strategic investments. There is heightened interest from potential partners fueled by the accelerating bull market in precious metals, as well as continued strong interest in base metal and battery metal assets. This market upswing is also encouraging our current partners to aggressively advance our royalty generation and development projects. At mid-year, EMX is well funded and poised to identify new royalty and investment opportunities, while further developing a pipeline of royalty generation properties to add shareholder value.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and mineral property portfolio totals over 200 projects on five continents. The following discussions include overviews of the work conducted in Q2 2020 (as well as subsequent events) by the Company and its partners. For greater detail on EMX's portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) and Asset Handbook.

North America

United States

EMX's portfolio in the western U.S. and Alaska includes 58 royalty and royalty generation properties. There are 29 royalty properties and projects optioned for an EMX royalty interest, six projects that are being advanced under the South32 Regional Strategic Alliance ("RSA"), and 23 royalty generation properties available for partnership in Arizona, Nevada, Utah, Idaho, and Wyoming. The Company's Q2 work focused on a) re-initiating field programs with operating guidelines that address the ongoing Covid-19 pandemic, b) advancing the South32 funded RSA projects and generative programs in the southwestern U.S., c) executing an agreement with a new partner for three Idaho gold projects in Idaho, and d) identifying royalty assets for purchase.

  The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Turf, Carlin East, Four Corners and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC ("NGM") joint venture (Barrick 61.5% - Newmont 38.5%). EMX's Leeville royalty provisionally paid approximately US$185,000 during Q2. A total of 109 royalty gold ounces were produced from the West Leeville (85%) and Turf (15%) operations.

  EMX's Gold Bar South (GBS) 1% NSR royalty property, operated by McEwen Mining Inc. ("MMI"), covers a sediment-hosted, oxide gold resource situated ~5.6 kilometers southeast of MMI's Gold Bar mining operation in north-central Nevada. The current GBS open pit constrained resources at a 0.0061 oz/ton cutoff are 2,064 Ktons averaging 0.031 oz/ton as measured and indicated, with 430 Ktons averaging 0.021 oz/ton as inferred (see MMI news release dated March 16, 2020). During Q2, MMI drill tested GBS for extensions to the deposit, with two step out holes 100 feet to the south intersecting 1.2 g/t gold over 125 feet (175-300 ft, hole GBS079) and 0.9 g/t gold over 150 feet (235-385 ft, hole GBS080) (true widths not reported) (see MMI news release dated July 16, 2020).

  EMX retains a 2% NSR royalty on the Hardshell lead-zinc-silver royalty property in Arizona. Hardshell consists of 16 unpatented federal lode mining claims that are included as part of South32's Hermosa property. Hermosa's Taylor carbonate replacement development project is directly north of EMX's Hardshell royalty claim block, and the Clark oxide resource deposit is directly to the east. South32 has intersected lead-zinc-silver mineralization, as well as relatively high grade copper drill intercepts within EMX's Hardshell royalty claim block.

South32 updated the Taylor underground sulfide and transition resource estimate according to JORC reporting requirements at a US$90/tonne NSR cutoff as a) 21 million measured tonnes averaging 4.33% zinc, 3.82% lead, and 58 g/t silver, b) 102 million indicated tonnes averaging 3.21% zinc, 4.00% lead, and  76 g/t silver, and  c) 44 million inferred tonnes averaging 3.18% zinc, 3.50% lead, and 68 g/t silver (see South32 Quarterly Report June 2020). According to South32, Taylor is being advanced toward completion of a PFS in Q3.

South32 disclosed a first time JORC underground oxide resource estimate for the Clark deposit (formerly named the Central deposit) at a US$175/t NSR cutoff as a) 33 million indicated tonnes averaging 2.49% zinc, 9.39% manganese and 56 g/t silver, and b) 22 million inferred tonnes averaging 2.04% zinc, 8.64% manganese and 110 g/t silver. South32 is conducting a scoping study to advance its understanding of the processing and end-market opportunities for the Clark deposit's oxide mineralization (see South32 news release dated May 12, 2020).

  EMX has a Regional Strategic Alliance Agreement ("RSA") with South32 USA Exploration Inc. ("South32"), a wholly-owned subsidiary of South32 Limited (see EMX news release dated December 6, 2018). Under the terms of the agreement, which has a term of two years, South32 is providing annual funding for generative and project work performed by EMX in Arizona, New Mexico, and Utah, but excluding South32's Hermosa project in southern Arizona.

Six Arizona porphyry-copper projects are being advanced under the South 32 RSA. As well, other early-stage exploration work funded by South32 is being conducted on available EMX projects of interest. The Midnight Juniper project was selected as a Designated Project by South32 during Q2 (see EMX news release dated December 6, 2018 for the commercial terms of a Designated Project option agreement). EMX work programs included drill permitting activities, geophysical surveys, and the initiation of a reconnaissance drill program at Midnight Juniper. In addition, generative work was conducted to identify new copper targets for acquisition.

  EMX optioned three Idaho gold projects to Gold Lion Resources (NV) Inc., a subsidiary of Gold Lion Resources Inc. (CSE: GL; FWB: 2BC) ("Gold Lion") under three separate option agreements (see EMX news release dated April 7, 2020). The agreements provide for share and cash payments to EMX, as well as work commitments during Gold Lion's earn-in period, and upon earn-in, a 3.5% NSR royalty, annual advanced royalty payments, and milestone payments. Two of the projects, Erickson Ridge and South Orogrande, are located in the greater Elk City mining district of north-central Idaho. The third project, Robber Gulch, is located in south-eastern Idaho, and contains Carlin-style gold mineralization similar to Idaho's past producing Black Pine mine.

During Q2, Gold Lion increased the land positions and completed geophysical surveys at Robber Gulch and South Orogrande. In addition, property wide geologic mapping and geochemical sampling programs was conducted on all three projects. As follow-up,  Gold Lion intends to commence reconnaissance drill programs on the projects later this year, contingent on receiving the required permits.

  EMX optioned the Antelope gold project in Nevada to Hochschild Mining (US) Inc., a subsidiary of Hochschild Mining PLC (LSE: HOC) ("Hochschild") as announced in a June 3, 2020 Company news release. The agreement provides for exploration expenditures and annual cash payments to EMX during Hochschild's option period, and upon exercise of the option, a 4% NSR royalty, annual advanced royalty payments, and milestone payments to EMX's benefit. The Antelope project is located in Nevada's Illipah mining district, approximately 43 kilometers east-southeast of Eureka, and contains multiple Carlin-style gold targets.

EMX completed, on a 100% reimbursed basis, geologic mapping and a 500 sample soil program over the primary target area at Antelope during Q2. These new data will be used to aid interpretation in preparation for a geophysical survey scheduled to commence in Q3, as well to refine targets for drill testing later this year.

  Ridgeline Minerals Corporation ("Ridgeline"), a wholly-owned subsidiary of Carlin-Type Holding Ltd ("CTH"), a privately-held British Columbia corporation, advanced the Swift and Selena gold projects optioned from EMX (see EMX news release dated May 30, 2019). The agreement provides EMX with a 9.9% interest in CTH, carried through $2.5 million in capital raises, and for each project a 3.25% production royalty and advance royalty and milestone payments.

Rigdeline's trenching and reconnaissance drill programs at Selena returned encouraging results, and furthered understanding of the primary target under shallow cover to the west. As a subsequent event, Ridgeline filed a Preliminary Prospectus for a initial public offering ("IPO"), which was oversubscribed and subsequently increased for gross proceeds of a minimum of $3,000,000 and a maximum of $5,040,000 (see Ridgeline news releases dated July 14, and July 24, 2020).

  EMX has a substantial portfolio of royalty properties in Alaska's Goodpaster mining district, which hosts Northern Star Resources Ltd's Pogo high-grade gold mining operation. EMX acquired the royalties in 2019 from Millrock Resources Inc. (TSX-V: MRO) ("Millrock") and Corvus Gold Inc. (TSX: COR) ("Corvus") (see EMX news releases dated April 24, 2019 and May 21, 2019). EMX's Goodpaster royalty properties are particularly compelling given Northern Star's exploration successes at its nearby Goodpaster prospect and in developing the Central Lodes discovery.

In June, after taking a hiatus in March due to Covid-19, Millrock recommenced the drill program at the West Pogo block's Aurora target, and conducted other field activities funded according to the agreement with Resolution Minerals Ltd. ("Resolution") (see Millrock news release dated February 4, 2020). Results were reported from two holes drilled in March ( 20AU-001 and 20AU-002), which consisted of multiple, thin (0.12-2.59 m; true widths unknown), low grade (0.30-1.59 g/t) gold in zones of  quartz veining and sulfides (see Millrock news release dated May 14, 2020). According to Millrock, an overall US$5 million exploration program is planned for 2020, with regional targets being advanced to create a pipeline of drill-ready targets.

  EMX continued evaluating royalty generation and acquisition opportunities in the western U.S. The generative work focused on gold opportunities in the Great Basin and Idaho, and porphyry copper targets in Arizona, New Mexico, and Utah.

Canada

EMX added over 60 properties to the portfolio in Canada, which previously consisted of the Norra Metal's Pyramid project in British Columbia. The new properties (the "Perry Portfolio") were purchased from Canadian prospector and entrepreneur Perry English, through his company 1544230 Ontario Inc., for approximately $3 million (see EMX news release dated July 7, 2020).

Of the over 60 Perry Portfolio properties acquired, 52 projects are optioned to third parties, of which 39 include provisions for NSR royalty interests that range from 0.75% to 2.5%. The Perry Portfolio will generate cash flow to EMX from option payments of more than C$2.5 million over the next three and a half years, as well as share-based payments. The purchase of the Perry Portfolio marks EMX's entry into Canada's Superior Province, which hosts several highly productive mining districts and greenstone belts in Ontario and Quebec. The Portfolio includes properties in the prolific Red Lake district, as well as in the highly prospective districts of the Abitibi, Uchi, Wabigoon and Wawa sub-provinces.

South America

EMX holds NSR royalty interests covering 18 properties located within key metallogenic belts of northern Chile, of which nine are controlled by Revelo Resources Corp. (TSX-V: RVL) ("Revelo") and nine are controlled by other parties (see EMX news releases dated March 20, and March 26, 2020). The royalties cover substantial land positions containing porphyry copper, epithermal precious metals, and IOCG (iron-oxide copper-gold) targets.

In Q2, Revelo signed a binding Letter of Intent ("LOI") with West Pacific Ventures Corp. ("WPV"), a private Canadian company. The LOI  will allow WPV to acquire a 100% interest in eight of Revelo's copper-focused projects, all of which are covered by EMX royalty interests (see Revelo news releases dated May 19, and June 18, 2020).

Europe

Fennoscandia

The Company's portfolio in Scandinavia totals over 50 royalty and royalty generation projects, a large portion of which are being advanced by partner companies. EMX's royalty generation initiatives continued to add new projects to the portfolio that are available for partnership.

  EMX executed an agreement to sell the Tomtebo and Trollberget projects in the Bergslagen mining region of Sweden to District Metals Corp. (TSX-V: DMX) ("District") (see EMX new release dated February 28, 2020). The agreement provided EMX with a 9.9% equity interest in District, annual advance royalty payments, 2.5% NSR royalty interests in the projects, and other considerations to EMX's benefit. District announced the completion of the transaction in Q2 (see DMX news release dated June 30, 2020).
  Playfair Mining Ltd. (TSX.V-PLY) ("Playfair") optioned the Røstvangen and Vakkerlien copper-nickel-cobalt projects in Norway from EMX in 2019 (see EMX News release dated March 4, 2019), and as a subsequent event exercised the option to acquire 100% of both projects (see Playfair news release dated July 13, 2020). To exercise the option, Playfair issued an additional 3 million Playfair shares to EMX, and EMX transferred 100% control of the projects to Playfair, subject to a 3% NSR royalty on the properties. Playfair has the option to buy back up to 1% of the NSR for $3 million within five years.
  EMX has a 3% NSR royalty interest covering the Burfjord copper-gold project located in Norway and operated by Boreal Metals Corp. (TSX.V-BMX) ("Boreal"). Boreal entered into a joint venture agreement with Boliden Mineral AB ("Boliden"), whereby Boliden may earn a 51% interest in the Burfjord project by incurring US$6 million on exploration expenditures within four years of the agreement's effective date (see Boreal news release dated June 10, 2020). Subsequently, Boliden may earn an additional 29% interest, for an aggregate 80% interest, by solely funding further work through the delivery of a feasibility study according to NI 43-101 and PERC (Pan European Reserves & Resources Reporting Committee) reporting requirements, as well as solely funding all annual costs to keep the Burfjord project in good standing. As part of the agreement, EMX executed an amendment to its Royalty Conveyance Agreement with Boreal. The amendment will accommodate the joint venture agreement between Boreal and Boliden and secure EMX's royalty interest at Burfjord.

  EMX executed an amendment to its option agreement with Sienna Resources Inc. ("Sienna") (TSX Venture: SIE), originally signed in December, 2017. The amendment restructured the terms of the agreement for the Slättberg Ni-Cu-Co-PGE project in southern Sweden, and Sienna entered a two year option period to acquire EMX's Kuusamo Ni-Cu-Co-PGE project in Finland in exchange for an NSR royalty, work commitments, and payments of cash and equity to EMX (see EMX news release dated May 25, 2020). The Kuusamo project is comprised of two exploration "reservation" properties located adjacent to, and near EMX's Kaukua PGE royalty property in Finland that is being advanced by Palladium One Mining Inc. ("Palladium One"). The Kuusamo project hosts similar styles of mineralization in the same mafic intrusive complex along trend of Kaukua.

As a subsequent event, Sienna announced the results from a three hole, 707.9 meter drill program at Slättberg (see Sienna news release dated July 15, 2020). According to Sienna, "All three holes intersected nickel-rich sulfide mineralization, including mineralization present in veins and in sulfide-matrix breccias, similar to styles of mineralization seen in earlier drill holes. The 2020 program results demonstrate that mineralization continues at depth in key target areas on the property."

  EMX has a 2% NSR royalty on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland (the "Kaukua Royalty") (see EMX news release dated February 25, 2020). The Kaukua deposit is being advanced and explored by Palladium One as part of its Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of the NSR royalty is uncapped, and cannot be purchased. The pit-constrained mineral resource for the Kaukua deposit at a cut-off of 0.3 g/t palladium is*:

Mineral Resource Estimate for the Kaukua Deposit
Class	Ktonnes	Pd g/t	Pt g/t	Au g/t	Ni %	Cu%	Pd Eq g/t	Pd Eq oz
Indicated	10,985	0.81	0.27	0.09	0.09	0.15	1.8	635,600
Inferred	10,875	0.64	0.20	0.08	0.08	0.13	1.5	525,800

In an April 14, 2020 news release, Palladium One stated "The Kaukua South IP chargeability anomaly  extends over more than a four km strike length and into a large overburdened area that has never been drill tested."  Palladium One further asserted that the chargeability anomaly represented the eastern extension of the palladium dominant Kaukua South Zone. This recently recognized chargeability anomaly (see Palladium One news release dated February 25, 2019) is covered by EMX's Kaukua NSR royalty.

* "Technical Report for the Kaukua Deposit, Läntinen Koillismaa Project, Finland", dated September 9, 2019. From Table 1-1 of the Technical Report, explanatory notes include: "The optimization used metal prices (in USD) of $1,100/oz for Pd, $950/oz for Pt, $1,300/oz for Au, $6,614/t for Cu and $15,432/t for Ni; and Pd Eq is the weighted sum of the Pd, Pt, Au, Ni and Cu grades based on the commodity prices as outlined." EMX notes that recoveries and net smelter returns are assumed to be 100% for the Pd Eq calculation.

  EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper project located in the Kiruna mining district of Sweden operated by Stockholm listed Copperstone Resources AB ("Copperstone"). Copperstone concluded its Phase I drill campaign focused on the D-Zone. The most recent drilling returned an intercept from hole VDD0213 of 56.8 meters averaging 0.9% copper starting at 591.2 meters and including 7.1 meters averaging 3.8% copper from a depth 615.2 meters (see Copperstone news release dated June 25, 2020). The intercepts are reported as down-hole lengths; true widths are unknown. Copperstone stated that it has commenced work on mineral resource update.
  During Q2, the Company assisted Gold Line Resources Ltd ("GLR"), a private Canadian company, in advancing five gold projects acquired from EMX in the "Gold Line" region of central Sweden (see EMX news release dated April 4, 2019). Field programs include mapping, geochemical surveys, and top-of-bedrock drilling, with the goal of refining drill site selection for upcoming diamond drill campaigns. Also during Q2, GLR announced a proposed business combination with Tilting Capital Corp. (NEX: TLL.H) to obtain a public listing and to complete a capital raise in August.

EMX maintains an equity position in GLR, as well as a 3% NSR royalty on the projects.  GLR has the right to buy down up to 1% of the royalty owed to EMX (leaving EMX with a 2% NSR) by paying EMX 2,500 ounces of gold, or its cash equivalent, within six years of the closing date of the EMX-GLR agreement.

  EMX continued to pursue new acquisition opportunities in Fennoscandia, with a focus on orogenic lode/intrusion-related gold and battery metal assets. New stream sediment sampling data are being collected and compiled from the programs in Norway and Sweden, where EMX been exploring prospective greenstone belts with limited previous exploration histories. This has led to a series of new project acquisitions and ongoing discussions with potential partner companies.

Serbia

The Company has royalties on three properties in Serbia, including the Brestovac 0.5% NSR royalty covering the Cukaru Peki deposit's Upper Zone copper-gold development project and the Lower Zone porphyry copper-gold resource project (note: the royalty percentage is subject to reduction only as provided in the royalty agreement). EMX also has a royalty on the Brestovac West property directly west of Cukaru Peki consisting of NSR royalties of 2% on gold and silver and 1% on all other metals. The Brestovac and Brestovac West royalty properties are included in what is termed the "Timok Project". Zijin Mining Group Co. Ltd. ("Zijin") controls 100% of the Timok Project's Upper and Lower Zones. All dollar amounts below are in USD unless otherwise noted.

Zijin reasserted that it expects initial Upper Zone production in mid-2021 (see Zijin's 2019 Annual Report). Zijin also restated previous operator Nevsun Resources Ltd.'s ("Nevsun") 2018 Upper Zone reserves and Lower Zone resources. Nevsun's Upper Zone Pre-Feasibility Study ("PFS") reported a probable reserve of 27 million tonnes averaging 3.3% copper and 2.1 g/t gold (see Nevsun news release dated March 28, 2018 and Technical Report dated May 11, 2018, both of which are filed on SEDAR). Nevsun's inferred resource estimate for the Lower Zone porphyry project at a $25/tonne "dollar equivalent" cutoff was reported as 1.659 billion tonnes averaging 0.86% copper and 0.18 g/t gold (see Nevsun news release dated June 26, 2018 and Technical Report dated August 7, 2018, both of which are filed on SEDAR). Chinese mining contractor JCHX, through its Serbian subsidiary JCHX Kinsey Mining Construction doo Bor, is managing mine construction, with development of the ventilation shaft and main decline underway (see https://im-mining.com/2020/04/22/zijin-bor-copper-produce-3-3-mt-ore-annually-timok-upper-zone-mine-starting-late-2021/).

Turkey

EMX holds six royalty properties in Turkey's Western Anatolia and Eastern Pontides mineral belts, all of which are operated by Turkish companies. The Company continues to work closely with its Turkish partners, and retains Dama Engineering Inc. ("Dama"), a mining engineering company based in Ankara, to assist with the management of EMX's interests in Turkey.

  The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty on the property which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company. Esan continued its work programs during Q2, including drilling to increase resource classification confidence, as well as to extend the mineralized zones to depth. Esan advises that construction of the spiral decline is scheduled for late Q3, with initial production forecast for Q1, 2021.
  EMX's Akarca royalty property covers an epithermal gold-silver district in the Western Anatolia mineral belt. EMX sold the Akarca project to Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a privately owned Turkish company, for cash payments and a sliding scale production royalty ranging from 1% to 3% (see EMX news release dated August 8, 2016). Many of Çiftay's Akarca programs for Akarca have been delayed while awaiting drilling and other permits. Ciftay has advised EMX that additional metallurgical testing at Kappes Cassidy & Associates using HPGR (high pressure grinding roll) technology has yielded gold recoveries in the +-75% range.
  The Company sold the Alanköy and Trab-23 gold-copper projects to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş. ("Kar"), a privately owned Turkish Company in Q1 after receiving the required approvals and renewals from the Ministry of Mines (see EMX news release dated September 25, 2019). At closing, EMX received a US$110,000 payment from Kar. The sale of the projects also provides for AAR and milestone payments to EMX, as well as work commitments, and uncapped 2.5% NSR royalty interests on each of the projects.  In Q2, Kar declared force majeure on the projects due to Covid-19.

Australia

The Company's portfolio in Australia consists of the Koonenberry royalty property and the Queensland Gold project, which is available for partnership. The operator of the Koonenberry project, Koonenberry Gold Pty Ltd, a private Australian company, continued with work programs in Q2 that included geochemical sampling, geologic mapping, and bulk sampling on bedrock and alluvial gold prospects. Advanced discussions are progressing with a capital group out of Western Australia for a partnership on EMX's Queensland Gold project. EMX royalty generation programs continued to identify new opportunities, and license applications for two gold opportunities were lodged in Q2.

Strategic Investments

EMX is a strategic investor in Rawhide Acquisition Holding LLC ("RAH"), a privately-held Delaware company that owns the Rawhide mining operation located in Nevada's Walker Lane gold-silver belt (see EMX news release dated December 19, 2019), and Ensero Holdings, Inc., a privately-held Delaware corporation that has an environmental consulting practice focused on mine reclamation and remediation in the United States and Canada (see EMX news release dated February 18, 2020).

Rawhide

As a subsequent event, EMX provided a mid-year update on the Rawhide mining operation (see EMX news release dated July 28, 2020). RAH advised the Company that for the six months ending on June 30th, 11,159 ounces of gold and 85,034 ounces of silver had been sold for total revenue of approximately US$17.7 million. Production in 2020 has been sourced from the recently commissioned Regent open pit, which was permitted by RAH in early 2019 and put into production shortly thereafter. RAH also advised that production at Rawhide-Regent is increasing after recently receiving air quality permits that allowed for expansion of the crushing systems. The timing of this advancement poises RAH to ramp up production through the coming months, and to take advantage of increasingly favorable precious metals market conditions. An independent resource estimate and technical report for the project according to CIM guidelines and NI 43-101 requirements is expected to be delivered later in 2020.

Ensero

During Q2, EMX and Ensero evaluated multiple opportunities in North America under the EMX-Ensero strategic alliance (see EMX news release dated Feb 18, 2020 for context regarding the strategic alliance). EMX received the first payment from Ensero of $62,000 (US$45,000), which represents the Q1 quarterly dividend prorated from mid-February.

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America, South America, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Fennoscandia, Serbia, Turkey, and Australia.

RESULTS OF OPERATIONS

Three Months Ended June 30, 2020

Net loss for the three months ended June 30, 2020 ("Q2-2020") was $3,281,000 compared to a net loss of $6,741,000 for the comparative period ("Q2-2019").  The net loss for Q2-2020 was made up of revenues of $2,350,000 (Q2-2019 - $1,074,000), costs and expenses, including royalty generation costs totaling $6,282,000 (Q2-2019 - $6,628,000) and other income totaling $651,000 (Q2-2019 - loss $1,187,000).  Significant components of other income and losses include a gain in fair value changes of certain financial instruments of $2,775,000 (Q2-2019 - $320,000), and a foreign exchange adjustment of $2,124,000 (Q2-2019 - $1,507,000).

Revenues and other income

The Company earns various sources of revenue including royalty income, interest, gains related to the sale of mineral properties, sale of marketable securities, dividend income, and option revenue earned from mineral property agreements including operator fees on managed projects.

During the three months ended June 30, 2020 and 2019, the Company had the following sources of revenues:

In Thousands of Dollars
Revenue and other income for the three months	Three months ended
ended	June 30, 2020	June 30, 2019
Royalty revenue	$296	$392
Interest income	54	524
Option and other property income	1,938	158
Dividend Income	62	-
	$2,350	$1,074

In Q2-2020, the Company earned $296,000 (Q2-2019 - $392,000) of royalty income. This included royalty income earned for 109 (Q2-2019 - 127) ounces of gold from the Leeville royalty interest and other pre-production amounts received.  The decrease compared to the three months ended June 30, 2019 was mainly the result of a decrease in production ounces received in the current period. In Q2-2020, the average realized gold price for the Leeville royalty was US$ 1,720 (Q2-2019 - US$ 1,307) per ounce. Net royalty income from the Leeville royalty will fluctuate as result of a combination of ounces received, average price per ounce, and foreign exchange as a result of the Leeville royalty being paid in USD. The Company also receives additional AMR's related to other projects and included in royalty income which timing of receipt can fluctuate.

Interest income was earned on the substantial cash balance the Company holds and a note receivable.

As with AMR's, other income from property agreements including staged option payments, operator and management fees, and execution payments can fluctuate from period to period depending on the structure of the agreement. Other property income for the three months ended June 30, 2020 was the result of the Company optioning off the Eriskson Ridge, South Orogrande, and Robber Gulch projects in the US, an amendment to the Slättberg option agreement including the addition of the Kuusamo option agreement in Finland,  and an agreement to sell the Tomtebo and Trollberget projects in Sweden.

Cost and Expenses

Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations and the advancement of projects, as well as marketing and communications.  Included in these costs is general and administrative costs for the three months ended June 30, 2020 and 2019 comprised of the following:

In Thousands of Dollars
General and administrative expenses for the three	Three months ended
months ended	June 30, 2020	June 30, 2019
Salaries, consultants, and benefits	$783	$370
Professional fees	263	374
Investor relations and shareholder information	124	133
Transfer agent and filing fees	31	54
Administrative and office	215	250
Travel	38	93
	$1,454	$1,274

General and administrative expenses ("G&A") of $1,454,000 were incurred for the three months ended June 30, 2020 compared to $1,274,000 in the comparative period. Many general and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in Q2-2020 compared to Q2-2019 are related to:

  Salaries and consultants increased in Q2-2020 by $413,000. Increase in salaries is directly related to the payment of increased deal flow, as well many salaries are denominated in USD which was significantly stronger in the current 3 months ended June 30, 2020 compared to Q2-2019.

  Professional Fees decreased in Q2-2020 by $111,000 compared to Q2-2019. Professional fees are incurred depending on acquisition due diligence and other matters which require legal and tax advice and are expected to fluctuate between periods.
  The presence of the Covid-19 pandemic has led to an expected decrease in travel costs during Q2-2020 of $55,000 compared to Q2-2019.

It should be noted that many of our personnel and professional expenditures companywide are denominated in United States dollars ("USD") and an increase or decrease in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase or decrease expenditures.

Project and Royalty Generation Costs, Net of Recoveries

Net Royalty generation costs decreased from $4,218,000 in Q2-2019 to $3,044,000 in Q2-2020 on a net basis. This is a result of a decrease in expenditures of $1,121,000 in Q2-2020 compared to Q2-2019. Recoveries from partners of $1,721 compared to $1,669 was consistent for comparative periods. Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. See the highlights, royalty and project review sections for current activities.

Share-based Payments

For the three months ended June 30, 2020, the Company recorded  a total of $2,544,000 in share-based payments compared to $2,086,000 in Q2-2019, the aggregate share based payments relate to the fair value of stock options and RSU's vested during the period, the fair value of incentive stock grants, and the fair value of share based compensation settled in cash.

Other

  During the three month period ended June 30, 2020, the Company had an unrealized gain of $2,775,000 (Q2-2019 - $320,000) related to the fair value adjustments of certain marketable securities held by the Company. The unrealized gain in the current period can be directly attributed to the overall strengthening of the gold market.
  In Q2-2020, the Company incurred a foreign exchange adjustment of $2,124,000 compared to a foreign exchange loss of $1,507,000 in Q2-2019. This was directly related to the Company holding significant $US cash balances and net assets as the $US was lower at June 30, 2020 than March 31, 2020 providing a significant foreign exchange adjustment.

Six months ended June 30, 2020

The net loss for the six months ended June 30, 2020 ("current period) was $1,161,000 compared to $9,529,000 for the prior year's comparative period ("prior period").  The loss for the current period was made up of revenues of $3,101,000 (2019 - $2,489,000), costs and expenses totaling $9,561,000 (2019 - $9,098,000), and other income of $5,299,000  (2019 - loss $3,001,000).

The significant items to note for the current period compared to the prior period are consistent with the significant items for the Q2-2020 and Q2-2019 three month discussion.  In addition, some items to note are:

  In the current period, royalty income was earned for 248 (2019 - 315) ounces of gold totaling $639,000 (2019 - $748,000) offset by gold tax and depletion of $725,000 thousand (2018 - $561,000).  The decrease in royalty income was mainly due to a decrease in production ounces received. In the six-month period the average realized gold price was US$1,654 per ounce compared to US$1,306 for 2019.

  In the current period, the Company granted 1,611,500 stock options and 430,000 restricted shares units("RSU"), and 156,250 RSU's granted in 2017 vested for aggregate share-based payments of $2,622,000 (2019 - $2,086,000) as they relate to the fair value of stock options and RSU's vested during the period, the fair value of incentive stock grants, and the fair value of share based compensation settled in cash.

  For 2020, the Company incurred a foreign exchange gain of $3,295,000 compared to a foreign exchange loss on $3,3,07,000 in 2019. This was directly related to the Company holding significant $US cash balances and the increase in the value of the USD compared to the Canadian dollar.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at June 30, 2020, the Company had working capital of $68,250,000 (December 31, 2019 - $75,178,000).  The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

Management believes it will have sufficient working capital to undertake its current business and the budgets associated with those plans for the next twelve months and the foreseeable future.

Operating Activities

Cash used in operations was $5,552,000 for the six months ended June 30, 2020 (Q2-2019 - $6,890,000) and represents expenditures primarily on royalty generation and general and administrative expense for both periods, offset by royalty income received in the period. A significant component of cash used in operations in the current fiscal year is the increased due diligence and related activities related to royalty generation and deal flow.

Financing Activities

The total cash provided by financings during the six months ended June 30, 2020 was $1,511,000 (Q2-2019 - $1,593,000). For Q2-2020 the Company received $975,000 from the exercise of stock options compared to $1,593,000 for Q2-2019. During the six months ended June 30, 2020, the Company also received $536,000 from Revelo Resources Corp. as full repayment of an outstanding loan.

Investing Activities

Cash used in investing activities for the six months ended June 30, 2020 was $9,423,000 compared to $1,462,000 for the comparative period.

Some of the significant cash investment activities during the six months ended June, 2020 include:

- The purchase of fair value through other comprehensive income of $5,023,000 which includes the investment in Ensero.

- The proceeds from the sale of fair value through profit and loss investments of $844,000, offset with purchases of $1,027,000.

- The purchase of royalty and other property interests, net of sales totalling $4,656,000 related to the Revelo, Kaukua, and Perry portfolio acquisitions.

- Receipt of the 5th anniversary payment from Kennecott of $139,000 (Q2-2019 - $133,000) related to the Superior West project in the US.

- The Company also received approximately $309,000 (Q2-2019 - $991,000) in interest income earned on cash balances.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Revenue and other income	$2,350	$751	$1,383	$1,212
Project and royalty generation costs	(4,765)	(2,117)	(4,324)	(3,638)
Recoveries from partners	1,721	517	3,106	1,714
Share-based payments	1,448	78	223	114
Net income (loss) for the period	(3,281)	2,120	(1,900)	(2,391)
Basic earnings (loss) per share	(0.04)	0.03	(0.02)	(0.03)
Diluted earnings (loss) per share	(0.04)	0.02	(0.02)	(0.03)
In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Revenue and other income	$1,074	$1,415	$982	$560
Project and royalty generation costs	(5,887)	(1,874)	(1,491)	(3,428)
Recoveries from partners	1,669	788	222	924
Share-based payments	908	-	220	807
Net income (loss) for the period	(6,742)	(2,787)	73,027	(5,287)
Basic earnings (loss) per share	(0.08)	(0.03)	0.92	(0.07)
Diluted earnings (loss) per share	(0.08)	(0.03)	0.91	(0.07)

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

In Thousands of Dollars
		Share-based
For the six month ended June 30, 2020	Salary and Fees	Payments	Total
David M. Cole, President and CEO	$317	$403	$720
Christina Cepeliauskas, Chief Financial Officer	55	153	208
Rocio Echegaray, Corporate Secretary	58	59	117
Brian Levet, Director	12	87	99
Brian Bayley, Director	12	87	99
Larry Okada, Director	12	87	99
Michael Winn, Director (1)	63	199	262
Seabord Services Corp. (2)	179	-	179
Total	$708	$1,075	$1,783
In Thousands of Dollars
		Share-based
For the six months ended June 30, 2019	Salary and Fees	Payments	Total
David M. Cole, President and CEO	$216	$266	$482
Christina Cepeliauskas, Chief Financial Officer	-	121	121
Jan Steiert, Chief Legal Officer	130	121	251
Brian Levet, Director	12	65	77
Brian Bayley, Director	12	65	77
Larry Okada, Director	12	65	77
Michael Winn, Director (1)	40	87	127
Seabord Services Corp. (2)	222	-	222
Total	$644	$790	$1,434

(1) Starting June 2020 the directors fees paid to the Company's non-Executive Chairman have been replaced by monthly consulting fees of US$20,800.

(2) Seabord Services Corp. ("Seabord") is a management services company controlled by the Chairman of the Board.  Seabord provides a Chief Financial Officer, accounting and administration staff, and office space to EMX.  The Chief Financial Officer is an employee of Seabord and are not paid directly by EMX.

Included in accounts payable and accrued liabilities at June 30, 2020 is the following balances owed to key management personnel and other related parties.

In Thousands of Dollars
Related Party Assets and Liabilities	Service or Term	June 30, 2020	December 31, 2019
Amounts due to:
David M. Cole, President and CEO	Expense Reimbursement	$-	$12
Brian Levet, Director	Fees	6	6
Brian Bayley, Director	Fees	-	5
Michael Winn, Director	Fees	-	7
Larry Okada, Director	Fees	-	6
		$6	$36

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the period

Please refer to the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 on www.sedar.com.

CRITICAL ACCOUNTING JUDGEMENTS AND SIGNIFICANT ESTIMATES AND UNCERTAINTIES

Please refer to the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 on www.sedar.com.

RISKS AND UNCERTAINTIES

The Company has identified the following risks and uncertainties which are consisted with those risks identified for the year ended December 31, 2019: The impact of the current Covid-19 pandemic may significantly impact the Company, Mineral Property Exploration Risks, Revenue and Royalty Risks, Financing and Share Price Fluctuation Risks, Foreign Countries and Political Risks, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Unknown Defects or Impairments in Our Royalty or Streaming Interests, Operators' Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations, Currency Risks, Exploration Funding Risk, Insured and Uninsured Risks, Environmental Risks and Hazards, Fluctuating Metal Prices, Extensive Governmental Regulation and Permitting Requirements Risks, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations and Internal Controls over Financial Reporting.

For details on the above risks and uncertainties, please refer to the MD&A for the year ended December 31, 2019 on www.sedar.com.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators ("National Instrument 52-109") and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).  As a result of a certain weakness in internal control over financial reporting for the year ended December 31, 2019, we concluded that our disclosure controls and procedures were not effective.  The remediation plan has begun as detailed below under "Changes in Internal Control over Financial Reporting".

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As previously reported for the year ended December 31, 2019, management had concluded that the Company's internal control over financial reporting was not effective due to the following material weakness: ineffective review processes over period end financial disclosure and reporting including documentation of GAAP disclosure and reporting reviews supporting the financial reporting process. During the period covered by this MD&A, the Company continued to engage an independent third-party Sarbanes-Oxley consultant ("Sox Consultant") to assist with our internal controls.  The Sox Consultant is working with us to remediate the identified material weakness noted above and further enhance our internal controls.  Remediation efforts will include the implementation of additional controls to reestablish effective internal control over financial reporting. A report has been prepared outlining the Company's  Fiscal 2020 Internal Controls Plan, and the Remediation Plan for Fiscal 2019 Significant Deficiencies.  As of the date of this MD&A, several of the weaknesses have been remediated and we continue to work on the remaining weaknesses.  The weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

OUTSTANDING SHARE DATA

At August 11, 2020, the Company had  84,329,960 common shares issued and outstanding. There were also 6,593,000 stock options outstanding with expiry dates ranging from October 18, 2021 to June 10, 2025.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

  the Company's ability to achieve production at any of its mineral properties;
  estimated capital costs, operating costs, production and economic returns;
  estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;
  the Company's expected ability to develop adequate infrastructure at a reasonable cost;
  assumptions that all necessary permits and governmental approvals will be obtained;
  assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

  the Company's expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and
  the Company's activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of whether there will ever be production at the Company's mineral exploration and development properties;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
  risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  risks related to the Company's ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;
  risks related to the third parties on which the Company depends for its exploration and development activities;
  dependence on cooperation of joint venture partners in exploration and development of properties;
  credit, liquidity, interest rate and currency risks;
  risks related to market events and general economic conditions;
  uncertainty related to inferred mineral resources;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;
  risks related to lack of adequate infrastructure;
  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company's properties will not be available on a timely basis or at all;
  commodity price fluctuations;
  risks related to governmental regulation and permits, including environmental regulation;
  risks related to the need for reclamation activities on the Company's properties and uncertainty of cost estimates related thereto;
  uncertainty related to title to the Company's mineral properties;
  uncertainty as to the outcome of potential litigation;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
  increased competition in the mining industry;
  the Company's need to attract and retain qualified management and technical personnel;
  risks related to hedging arrangements or the lack thereof;
  uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;
  risks related to the integration of potential new acquisitions into the Company's existing operations;
  risks related to unknown liabilities in connection with acquisitions;
  risks related to conflicts of interest of some of the directors of the Company;
  risks related to global climate change;
  risks related to adverse publicity from non-governmental organizations;
  risks related to political uncertainty or instability in countries where the Company's mineral properties are located;
  uncertainty as to the Company's passive foreign investment company ("PFIC") status;
  uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;
  uncertainty as to the Company's ability to maintain the adequacy of internal control over financial reporting; and
  risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this MD&A, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

The MD&A may use the terms "Inferred", "Indicated", and "Measured" mineral resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 ("NI 43-101"), the U.S. Securities and Exchange Commission ("SEC") does not recognize these terms under Industry Guide 7. The Company notes that on October 31, 2018, the SEC adopted amendments to modernize the property disclosure requirements for mining registrants, and related guidance, which are currently set forth in Item 102 of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934, and in Industry Guide 7. The amendments consolidate mining property disclosure requirements by relocating them to a new subpart of Regulation S-K (Subpart 1300). The amendments will more closely align disclosure requirements and policies for mining properties with current industry and global regulatory practices and standard. Registrants must comply with the new rules for the first fiscal year beginning on or after January 1, 2021.

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.  U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.